

Tida Samalapa
Executive Vice President


RECD S.E.C.
JUL 1 5 2003
1086

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



12g3-2(b) File No.82-4922

Ref No. CN. 205/2003

July 15, 2003

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.


03024547

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

CS023-4-03



KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3499
www.kasikornbank.com Registration No.PCL 105




ธนาคารกสิกรไทย
KASIKORNBANK

(F 53-5)

Report on Uses of Exercise Warrants under Employee Stock Option Plan (ESOP) excluding Directors, for Purchase of Ordinary Stock, Projects 1 and 2, to the Stock Exchange of Thailand
KASIKORNBANK PCL
July 9, 2003

1. **Significant Data on Exercise Warrants**
   - Total offered amounts of 50,000,000 units can be divided into:
     - Project 1, totaling 18,500,000 Units
     - Project 2, totaling 5,000,000 Units
     - Project 3, totaling 26,500,000 Units
   - Total allocated amounts of 45,519,980 units comprise:
     - Project 1, totaling 15,586,300 Units
     - Project 2, totaling 3,885,300 Units
     - Project 3, totaling 26,048,380 Units
   - Par 0 Baht (Zero Baht)
   - Exercise Prices Projects 1-2, Baht 30.00 per share
     Project 3, Baht 27.82 per share
   - Exercise Ratio One unit of exercise warrant to purchase one unit of ordinary stock
   - Exercise Schedules Projects 1-2 : Last business day of June and December
     Project 3: Last business day of March, June, September and December (Effective from December 30, 2003, onwards)
   - Maturity Dates of Exercise Warrants Project 1: December 30, 2005
     Project 2: December 30, 2006
     Project 3: December 30, 2007
   - Present Exercise Date: June 30, 2003
   - Payment of Stock Value: June 23-30, 2003

2. **Results of Uses of Exercise Warrants for Purchase of Ordinary Stock**
   - 757 natural persons holding Thai national used their exercise warrants for purchase of ordinary stock, totaling

Project 1, totaling	903,200	Shares
Project 2, totaling	67,500	Shares
Total warrants used:	970,700	Shares

   - Unused warrants, totaling 44,549,280 units, comprising

Project 1, totaling	14,683,100	Units
Project 2, totaling	3,817,800	Units
Project 3, totaling	26,048,380	Units
Total	44,549,280	Units

9906013-4-03



KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 1144-5



3. **Proceeds from Ordinary Stock Offering**
Total Stock Value 29,121,000.00 Baht

The company certifies that the data given above correct and complete.

(Signed)..Director as the company's signatory
(Mr. Banthoon Lamsam)
President



9906002-4-03

KASIKORNBANK PCL
supports efforts to